Exhibit 99.1

Materialise Announces Results of 2020 Special and Extraordinary General Shareholders’ Meeting

Leuven, Belgium – November 9, 2020—Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its special and extraordinary general shareholders’ meeting held on Thursday, November 5, 2020.

At the special and extraordinary general shareholders’ meeting, all resolutions set out in the convocation notice were approved. As such, the following resolutions were adopted:

•	Dismissal and appointment of the statutory auditor

•	Amendment of the object and the purposes of the company, as well as the responsibilities of the board of directors

•	Renewal of the authorization to the board of directors to increase the capital in the context of the authorized capital

•	Authorization to the board of directors to (a) acquire own shares and (b) acquire or dispose of own shares when this is necessary to prevent an imminent serious disadvantage for the company

•	Amendment and restatement of the articles of association of the company to bring these in line with the Belgian Companies and Associations Code

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.